EXHIBIT 99.2

ITEM 8 INFORMATION

The Ordinary Shares reported by Ping An Insurance (Group) Company of China, Ltd., as a parent holding company, are held by Bo Yu Limited.

Bo Yu Limited is wholly owned by An Ke Technology Company Limited. An Ke Technology Company Limited is wholly owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd., and Shenzhen Ping An Financial Technology Consulting Co., Ltd is wholly owned by Ping An Insurance (Group) Company of China, Ltd.